UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-40375

E-home Household Service Holdings Limited

(Translation of registrant’s name into English)

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

E-Home Household Service Holdings Limited (the “Company”) held an extraordinary general meeting of the Company at 10:00 a.m. on July 15, 2026, local time, at E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, China (the “Meeting”). A total of 1,293,075 votes, representing approximately 40.41% of the votes exercisable as of June 22, 2026, the record date for the Meeting, were present in person or by proxy at the Meeting. Accordingly, the quorum requirement under the Company’s memorandum and articles of association was satisfied, as the holders of at least one-third of the votes attached to all voting shares then in issue were required to be present in person or by proxy to constitute a quorum.

At the Meeting, shareholders of the Company were invited to cast votes on the following two resolutions.

Proposal One:

Shareholders were invited to cast votes on, as a special resolution, a reduction of the issued share capital of the Company by cancelling the paid-up capital of the Company to the extent of US$1.24999 on each issued ordinary share of a par value of US$1.25 each, such that the par value of each issued ordinary share will be reduced from US$1.25 to US$0.00001 (the “Capital Reduction”), followed by the subdivision of each authorised but unissued ordinary share of a par value of US$1.25 each into 125,000 shares of a par value of US$0.00001 each (together with the Capital Reduction, the “Capital Reorganisation”), following which the authorised share capital of the Company will be changed from (a) US$1,000,020,000 divided into (x) 800,000,000 shares designated as ordinary shares with a par value of US$1.25 each and (y) 10,000,000 shares designated as preferred shares with a nominal or par value of US$0.002 each; to (b) US$1,000,020,000 divided into (x) 100,000,000,000,000 shares designated as ordinary shares with a par value of US$0.00001 each and (y) 10,000,000 shares designated as preferred shares with a nominal or par value of US$0.002 each, together with the application of the credit arising from the Capital Reduction to offset accumulated losses (with any balance transferred to a distributable reserve account), and the authorisation of the Company’s directors, registered office provider or company secretary to give effect to and implement the Capital Reorganisation (the “Capital Reorganisation Proposal”).

The Capital Reorganisation Proposal was approved as follows:

For	Against	Abstain
1,290,191	2,297	586

Proposal Two:

Shareholders were also invited to cast votes on, as an ordinary resolution, an amendment to the E-Home Household Service Holdings Limited 2025 Omnibus Equity Plan (the “2025 Plan”) to increase the number of shares available for issuance by 15,000,000 shares and to add an “evergreen” provision providing for an annual increase, through 2034, equal to 20% of the Company’s outstanding ordinary shares as of the preceding June 30 (or a lesser amount set by the Board or the compensation committee), together with the adoption of the related plan amendment and the authorisation of the Company’s directors, registered office provider or company secretary to give effect to and implement the amendment (the “2025 Plan Amendment Proposal”).

The 2025 Plan Amendment Proposal was approved as follows:

For	Against	Abstain
1,290,023	3,051	0

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2026

E-Home Household Service Holdings Limited

By:	/s/ Wenshan Xie
Name:	Wenshan Xie
Title:	Chief Executive Officer

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